Exhibit 99.17

NEWS RELEASE

ALLIED GOLD ANNOUNCES SECOND QUARTER 2024 RESULTS: SETTING THE STAGE FOR A STRONG SECOND HALF WITH CRITICAL INVESTMENTS TO SUSTAIN PRODUCTION AND REALIZE UNPARALLELED GROWTH POTENTIAL

TORONTO, ON – August 8, 2024 ─ Allied Gold Corporation (TSX: AAUC) (“Allied” or the “Company”) is herein reporting its financial and operational results for the second quarter of 2024. During the quarter, the Company produced 88,135 gold ounces (“oz”) and sold 84,611 oz at total cost of sales, cash costs(1) and all-in sustaining costs (“AISC”)(1) per oz sold of $1,547, $1,355, and $1,498, respectively. Importantly, Allied continues to deliver on its sustainable production base at sequentially lower costs, and has made significant investments during the quarter to meet both its current guidance and industry-leading growth plans, including:

•	Additional Oxide Ore Feed at Sadiola: As anticipated, ore from Diba was exposed and became available for mining in late June. Limited quantities were processed as part of industrial-scale tests to assess plant behavior, yielding positive results. Further production and initial sales of gold from Diba are expected to commence during the third quarter, subject to the receipt of authorizations for processing at Sadiola, which are currently in progress. Diba, an oxide and higher-grade ore body, is expected to significantly contribute to the company's production at Sadiola this year, replacing some of the lower-grade fresh ore initially planned for the plant. Exploration continues at Sekekoto West, FE4, and Tambali South to uncover additional near-surface oxide gold mineralization, maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources.

•	Investment in Self-Reliance and Operational Flexibility: During the second quarter, Côte d'Ivoire experienced sporadic power generation issues, leading to intermittent unplanned shutdowns of the processing plants. To address this, and as part of the Company's broader objective of becoming more self-reliant, Allied successfully installed backup generators at its Côte d'Ivoire operations. This investment effectively mitigated future power reliability risks. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider. Bonikro and Agbaou demonstrated their operational mining capacity, significantly exceeding processing levels that were previously affected by these issues, which were rectified during the quarter.

•	Executing Financial Strategy: On August 7, 2024, the Company entered into a gold streaming agreement with a wholly-owned subsidiary of Triple Flag Precious Metals Corp. ("Triple Flag"). Under the terms of the agreement, Allied will receive a US$53 million upfront cash payment (the “Advance Amount”) and Triple Flag will purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds, in exchange for the Advance Amount and an ongoing payment equal to 10% of the spot gold price. Closing of the transaction and receipt of the of the Advance Amount is subject to certain conditions precedent, including certain third-party consents and agreements, and completion of related security documents which are expected to be completed in short order. Given the competitive cost of capital realized via the Côte d'Ivoire stream and strong market feedback, Allied is arranging a minimum $250 million Kurmuk funding package comprising a gold stream and a gold prepay facility for the development project. This comprehensive funding solution is expected to close by the end of September 2024. The prospective stream validates the opportunities at Kurmuk, including its strong geological upside potential, and has attracted significant interest at a low cost of capital. The gold prepay facility would bring forward cash flow and include a built-in gold price hedge amidst favorable market prices.

•	Progress on Exploration and Growth Initiatives: Exploration efforts continued to yield positive results in the second quarter, as shown in the press releases on April 10 and June 26, 2024. The Company confirmed high prospectivity at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola's Sekekoto West, supporting the Company’s goal of growing significant Mineral Reserves and Mineral Resources. Key advancements at Kurmuk include progress on the EPCM Early Works contract under DRA Global Limited, ongoing procurement of long-lead items including the ball mill (in addition to the already owned SAG mill), and the tendering process for contract mining and bulk earthworks.

SECOND QUARTER HIGHLIGHTS

Financial Results

•	Net Profit before Income Tax for the three months ended June 30, 2024 was $36.1 million.

•	Second quarter net earnings(2) of $8.3 million or $0.03 per share basic and diluted.

•	Adjusted first quarter net earnings(1)(2) of $15.9 million or $0.06 per share basic and diluted, largely reflecting shared-based compensation and adjustments for non-recurring items related to unrealized losses on the revaluation of financial instruments.

•	EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended June 30, 2024 was $56.2 million and $63.7 million respectively, both of which represented a significant increase from the prior year comparative period. The Company's strong EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiencies.

•	Operating cash flow before income tax paid and movements in working capital was $56.9 million, up significantly from both the first quarter of 2024 and the comparative prior period quarter.

•	Net cash used in operating activities for the three months ended June 30, 2024 was $6.2 million, negatively impacted by anticipated income tax payments in the second quarter and working capital movements. Working capital was primarily affected by the timing of VAT credit receipts at Sadiola, the buildup of inventory stockpiles for Diba and Bonikro, the seasonal buildup of materials and supplies in anticipation of the rainy season in Mali, finished goods awaiting shipment, and, to a lesser extent, the general timing of accounts payable. Cash flows from operating activities are expected to materially increase through the remainder of 2024, driven by increased production contributions, lower costs in the second half of the year, and more normalized adjustments for changes to working capital.

•	Expenses are expected to continue to trend lower over the remainder of the year, with quarter-over-quarter savings and improvements expected, the most significant of which are expected in the second-half of the year. As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately.

•	Cash and cash equivalents totaled $78.0 million as at June 30, 2024. With an expected strong second half of the year, punctuated by anticipated higher production and lower costs, which creates a step-change in cash flow generation, the Company is well positioned to cover its upcoming capital expenditure ramp-up at Kurmuk. Further, cash is expected to meaningfully increase in the third quarter with the closing of the $53 million streaming agreement with Triple Flag, subject to the satisfaction of conditions precedent.

Operational Results – Delivering on H1 Guidance with Improvements Expected in H2

Operating results year-to-date are consistent with the midpoint of the Company's guided range, taking into account the expected production split between the first and second halves of the year, despite the aforementioned power disruptions in Côte d'Ivoire and mining outpacing processing at Diba.

	For three months ended June 30,		For six months ended June 30,		YTD Percentage
	2024	2023	2024	2023	Improvement
Gold Ounces Produced	88,135	85,983	173,312	164,589	5%

Allied's sustainable production base continues to demonstrate a solid platform for significant growth, with consolidated production higher in both Q2 and the first half of the year compared to the same periods in the prior year. Production would have been approximately 13% higher, adjusting for:

•	Contributions from Diba: Ore from Diba was exposed and available for mining late in June, as planned, in order to commence the industrial scale tests at the Sadiola plant to confirm and optimize processing parameters. As such, limited quantities of ore were processed during the month to conduct these tests and assess the processing plant behavior and controls for the higher-grade ores in particular, and these tests were successful. The plant trial yielded production at better than expected grades. Further production and initial sales of gold from Diba are expected to commence during the third quarter, subject to the receipt of authorizations for processing at Sadiola, which are currently in progress. Diba, an oxide and higher-grade ore body, is expected to represent a significant component of the Company's production at Sadiola this year, displacing some of the lower-grade ore originally planned to be fed through the plant. This is expected to improve both production and cost efficiency. The quarter ended with approximately 175,000 tonnes of oxide ore stockpiled at Diba from the Korali-Sud mining license, representing approximately 6,400 ounces of mined gold. This stockpile included 74,000 tonnes of ore at an average grade of 1.9 g/t, which would have been processed had the formal authorizations been received during the quarter. These ounces would have been additive to production in the second quarter, but are not included in the total disclosed production. Further, exploration continues at Sekekoto West, FE4, and Tambali South to define additional near-surface oxide gold mineralization, with the objective of maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources.

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•	Côte d'Ivoire operations: As part of the Company's broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d'Ivoire operations for an initial unbudgeted cash outlay of $14.1 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d'Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider. Bonikro and Agbaou demonstrated their operational mining capacity, significantly exceeding processing levels that were previously affected by these issues, which were rectified during the quarter by the aforementioned mobilization and installation of generators. The Company anticipates that it would have produced approximately 8,625 ounces more, comprising 5,175 and 3,450 ounces at Bonikro and Agbaou, respectively, had the intermittent power shutdowns not occurred.

As previously disclosed, production is expected to be weighted to the second half of the year with quarter over quarter variances due to mine sequencing and accessing higher grades as per the mining plan, along with the implementation of operational improvements. Production is expected to sequentially increase in the third quarter, and stay roughly the same in the fourth quarter, all of which aligns with Allied's guidance of 375,000 to 405,000 ounces for 2024 at a mine-site AISC(1) of $1,400/oz.

On a longer-term outlook, the Company continues to target production of 400,000-450,000 oz at a mine-site AISC(1) below $1,375 per oz for 2025, and aims to exceed 600,000 oz at a mine-site AISC(1) below $1,225 per oz for 2026. These projected improvements are underpinned by additional oxide ore feed and the Phase 1 expansion at Sadiola, as well as the initiation of production at Kurmuk in 2026. Meanwhile, annual increases in production at Bonikro, as PB5 progresses, combined with stable production at Agbaou, will further enhance the company's sustainable production platform.

Advancement of Key Growth Initiatives

Kurmuk

The project implementation team, which boasts strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing through the first half of 2024. To date, the Company has completed execution planning and preparation activities, which included mobilizing the EPCM contractor to the site, advancing detailed engineering, and formalizing and executing the procurement plan. Activities also included defining and implementing all project procedures, planning logistics, tracking key logistic deliveries such as camp facilities, and placing orders for key early works contracts, including the installation of the starter camp and the construction of the temporary water dam. The construction of the temporary water dam, built by a local earthworks contractor under DRA's supervision, was completed on schedule and the dam is now full. Additionally, the construction camp build is advancing, with earthworks, civil works, and delivery of modules for the main 1,600-person camp ongoing. Operational readiness remains a key focus, with planning and preparation activities underway, including the recruitment of the General Manager and other operating positions. The Company intends to award the mining contract in the near future, with the objective of advancing earthworks and allowing for the early mobilization of equipment and the development of customs, importation, and logistics systems well ahead of the timeframe when mining will begin.

Exploration efforts continued to yield positive results in the second quarter. The Company announced positive exploration results at Kurmuk's Tsenge gold prospect, confirming high prospectivity for the property. These results support the Company’s objective to deliver significant Mineral Resource growth. The continued progress in both project development and exploration activities underscores Allied’s dedication to maximizing the potential of Kurmuk and establishing it as a significant gold mineral province in Western Ethiopia.

The Company looks forward to providing further updates as exploration and construction activities progress, and the project moves closer to its goal of delivering increased and sustainable value to stakeholders. The Kurmuk Project is fully permitted and licensed, on budget, and on schedule for first production in mid-2026.

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Sadiola

Current efforts have been aimed at increasing the inventory of oxide and fresh ores, optimizing mining and processing, and conducting several technical studies on processing fresh ores through existing facilities. This will be followed by the development of a new plant dedicated to processing fresh ore and implementing enhancements to existing facilities to benefit both the current and planned new plant.

Significant improvements in production are targeted in the short term due to contributions from high-grade oxide ore. The goal is to maintain production levels between 200,000 and 230,000 ounces per year over the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025 to support development projects across the Company. This approach enables the mine to produce at elevated levels while incurring lower near-term capital costs.

Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning continuing. The updated engineering study for this phase reconfirmed a total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Infrastructure upgrades to prepare the site for the next phase of investment will also be advanced during this period. The Phase 2 Expansion is planned as a new processing plant to be built beginning in late 2026, fully operational in 2029.

The Company is also advancing optimization opportunities for the project, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to significantly improve the project's financial performance. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Financing Strategy

The Company's ability to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimizations and growth initiatives. Based on recent gold prices, the Company expects to be fully financed through cash flows; however, as a precaution, so that the Company is not dependent on the price of gold, Allied is actively executing a select number of non-dilutive alternatives. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants.

In association with these efforts, on August 7, 2024, the Company announced that it has entered into a streaming transaction with Triple Flag. Under the terms of the agreement, Allied will receive a US$53 million upfront cash payment and an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Closing of the transaction and funding of the Advance Amount is subject to certain conditions precedent, including certain third-party consents and agreements, and completion of related security documents which are expected to be completed in short order.

The transaction recognizes the inherent value of the Company’s CDI Complex and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. The CDI Complex comprises the Agbaou and Bonikro mines, which are located in Côte d'Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years for the complex, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favorable when assuming Mineral Resource conversion and exploration upside. Lastly, the Advance Amount ensures self-funding for Allied’s extensive exploration program for the CDI Complex, with a total of US$16.5 million allocated for 2024 to advance highly prospective sites such as Oume, Akissi-So, Agbalé, and other targets. It also allows for the acceleration of improvement projects to increase the reliability of operations, optimize plant capacity, and bring forward value and extensions of mine life. Allied expects this flexibility to facilitate capturing further upside beyond the current life of mine plans. These enhancements are designed to increase asset value and unlock upside potential without diminishing shareholder equity.

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Given the competitive cost of capital realized via the Côte d'Ivoire stream and strong market feedback, Allied is arranging a minimum $250 million Kurmuk funding package comprising a gold stream and a gold prepay facility for the Kurmuk development project. This comprehensive funding solution is expected to close by the end of September 2024. The prospective stream validates the opportunities at Kurmuk, including its strong geological upside potential, and has attracted significant interest at an attractive cost of capital.

The gold prepay facility would bring forward cash flows and include a built-in gold price hedge amidst favorable market prices. This prepay would begin gold deliveries after Kurmuk's anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction. Lastly, a further benefit of this financing plan is that it will provide the Company further financial flexibility to apply cash flows from existing operations, which are expected to increase because of ongoing operational improvements, toward possible acceleration of expansion plans at Sadiola and maximizing value creation and returns to shareholders.

Sustainability

•	The Company did not report any significant Environmental Incidents for the three and six months ended June 30, 2024.

•	For the quarter ended June 30, 2024, the Company reported two Lost Time Injuries (“LTI”), resulting in a Lost Time Injury Rate (“LTIR”) of 0.54(4).

OPERATING RESULTS SUMMARY

	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Gold ounces
Production	88,135	85,983	173,312	164,589
Sales	84,611	75,373	169,747	158,848
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,547	$1,586	$1,581	$1,584
Cash Costs(1)	$1,355	$1,418	$1,376	$1,427
AISC(1)	$1,498	$1,578	$1,530	$1,561
Average revenue per ounce	$2,309	$1,921	$2,181	$1,881
Average market price per ounce*	$2,338	$1,975	$2,206	$1,931

*Average market prices based on the LMBA PM Fix Price

Sadiola

For the three months ended June 30, 2024, Sadiola had a strong quarter and fully met expectations with production of 51,784 ounces of gold, compared to 45,799 ounces in the prior year period, representing an increase of 13%. The higher production was due to the processing of higher-grade ore and the installation of additional screening capacity, which allowed for the screening, crushing, and processing of higher proportions of hard rock and sulphide ores from the stockpile.

Following a re-optimization, pit sequencing has been enhanced for 2024, and additional emphasis is being put into improving mining performance. Plant performance was in line with expectations, with the focus having successfully remained on ore-crushing and screening throughout the quarter. Production was also positively impacted in relation to the comparative quarter, as aforementioned by improving feed grade, due to ore type blending. Recovery percentages were in line with projection based on ore types, despite being lower than prior year comparatives.

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The Company is advancing its power generation facilities to enhance stability and reduce costs, which includes installing a centralized automated system. Furthermore, with the completion of a new oxygen plant earlier in the year to lower costs and improve recoveries, Sadiola is undertaking additional improvement initiatives.

Gold sales for the current quarter were relatively in line with production, resulting from timing of shipments.

In 2023, the Government of Mali introduced a new mining law, intended to provide more economic benefit to the State in respect of new mining projects. The Company’s Sadiola mine is bound to a Convention which should not require compliance with the new mining law, as the Convention provides for fiscal stability pursuant to the applicable laws that precede the new mining law. The Company believes the new mining law should not apply to Sadiola and has had discussions with the Government about investing in the expansion of Sadiola under the regime applicable pursuant to the Convention. Equally, the Company is aware of context and background and has indicated that it will continue to cooperate in discussions relating to mining companies becoming subject to the new mining law. As part of a broader outreach to mining companies, the Company has been invited to meet with government representatives for discussions on the impact of the new mining law on mining companies. The Company has attended and continues to attend those meetings and engage in those discussions. The Company has stated that if it were to comply with the new mining law, certain derogations of the fiscal and financial provisions of that law should be considered. Discussions on those derogations, and more generally on the application of the new mining law, continue. On reaching agreement to comply with the new mining law, the Company expects to receive a new ten-year exploitation permit with effect from August 1, 2024.

Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company.

Engineering studies at Diba resulted in a maiden Proven and Probable Mineral Reserve declared on December 31, 2023, of 6.1 million tonnes at a grade of 1.43 g/t, containing 280,000 gold ounces.

The discovery of additional economic oxide mineralisation has the potential to improve upon these targets, and as such exploration activities, resource modeling and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4 and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, and supplement Diba ore feed, further contributing to production and costs improvements for the next several years, providing mine plan flexibility with more areas for mining.

During the second quarter, exploratory and Mineral Resource drilling programs were conducted on the Sadiola and Diba mining licenses. A total of 280 holes were drilled for 24,975 metres by 5 drill rigs, with 109 holes for 11,776 metres completed at Sadiola and 171 holes for 13,199 metres completed at Diba. Resource drilling programs were completed on the Sadiola mining license ("ML") at Tambali Pit, S12 prospect. At Diba ML infill drilling at approximately 25 metre spacing on the reserve was completed as advanced grade control, and sterilisation drilling for the waste rock dump at Diba was also completed. Mineral Resource and exploratory drilling programs continued and were expanded at Sekekoto West and FE2.5 prospects on the Sadiola ML during the quarter.

Exploratory drilling at Sekekoto West continues to extend mineralisation along strike to the north, with incremental step outs pinning the narrow steep high-grade zone in the oxide. Phased drilling around this has defined 1.1 kilometres of continuous strike of mineralisation at the prospect. Similarly exploratory drilling has met with success at FE2.5 also defining approximately 1 kilometre of strike of oxide mineralisation. At both prospects, down-dip core drilling has demonstrated that tectonic breccias are sulphide mineralised and lie beneath the oxide mineralisation, demonstrating further opportunity to develop sulphide resources. The prospects are developed on faults cutting across the north-south orientated lithological contacts between limestones and sandstones. A second trend of mineralisation identified at FE2.5 some 400m to the west on a parallel contact is currently the subject of a first pass drilling program and this will continue into Q3 with the aim of yielding shallow oxide resources.

Allied is focused on optimizing the oxide mineral inventory at Sadiola, aiming to enhance the mine's value by leveraging ongoing exploration successes.

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Bonikro

Bonikro produced 20,496 ounces of gold during the three months ended June 30, 2024, compared with 21,511 ounces produced in the comparable quarter of the previous year. Second quarter production represented an increase over first quarter production, by over 10%. Production increased sequentially despite the challenges and the impact of the observed power issues in-country, noted in more detail below. The intermittent power matters also resulted in a stockpile increase, as ore mined exceeded ore processed. The stockpile build provides future flexibility and availability of ore to process, and demonstrated Bonikro's operating mining capacity. The Company anticipates that production at Bonikro would have been higher by approximately 5,175 ounces of gold, had the intermittent power shutdowns not occurred.

As part of the Company's broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d'Ivoire operations for an initial unbudgeted cash outlay of $14.1 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d'Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider.

The sequential increase in gold production over the first quarter resulted from focused mining in the Bonikro Pit, which improved mine-to-plan compliance and increased the mined grade. The recovery rate was in line with expectations. Consistent positive mining performance has ensured mining sequencing remains on plan.

Several other opportunities to optimize the plant further are being pursued, including, but not limited to operational and maintenance practices, comminution circuit optimizations, increased gravity gold recovery, better slurry density, and viscosity control practices. Several are already implemented or studied, and will ultimately allow for mill rate improvements, and more predictability of throughput and recoveries. During the second quarter, the sizing screen panels were changed and modified from 40mm to 35mm, improving the mill rate considerably, by almost 9%, with the current ore blend. The Company expects to provide updates on further initiatives later this year.

At Bonikro, expected cost reductions are to be achieved through the normalization of production with the more self-reliant power strategy. However, as expected and guided, Bonikro's sustaining capital and AISC(1) in the second quarter were impacted by capitalized stripping at Pushback 5 ("PB5"). The stripping activities being carried out during the year will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. Prior year comparative costs associated with PB5, which did not have any ore production in the second quarter of 2023, were deemed as expansionary capital and consequently did not impact AISC(1). Further, the increase in depreciation and amortization from the comparative prior quarter is related to amortization of the PB5 expansionary deferred stripping, which commenced in the fourth quarter of 2023.

During the second quarter, gold sales were slightly lower than production due to timing of production and shipments.

At Bonikro, the stripping of PB5 during 2024 is expected to expose higher-grade materials in 2025 and 2026. Although the cost profile for 2024 reflects those activities, they will significantly reduce the mine-site AISC(1) to below $1,050 per ounce by the end of the outlook period.

Previously provided production guidance from Côte d'Ivoire is not expected to change in the Company's guidance and outlook periods.

Mineral Resource and exploration drilling was conducted during the quarter on the Company's mining licenses and exploration licenses. A total of 223 holes for 20,582 metres was drilled by seven exploration drill rigs. With the following drilling activity split across the properties:

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At the Hire mine, core drilling to the WSW of the Agbale prospect, which is expected to be processed at Agbaou, underneath and adjacent to the Akissi-So waste rock dump was completed during the quarter. The program has been successful in identifying a high-grade vein-style target that was previously unrecognised and represents an underground style target for resource growth. Two rigs were moved to the area immediately west of the Assondji-So pit around the ROM pad and are exploring mineralised trends defined in historical drilling and artisanal workings. This program was in progress at quarter end and initial results and shallow oxide intersections are encouraging, demonstrating at least 160 metres of strike of a mineralised shear. This area of the mine will be the focus of exploratory and resource infill drilling in the third quarter.

At the Oume Project, drilling continued at the Dougbafla West and North deposits designed as infill to convert inferred resources to indicated resources, with the work at Dougbafla West focused on the oxide portion of the resource.

On the wider Hire and Agbaou MLs a target generation exercise began with the commencement of field programs at the Ditula prospect and prioritisation of other targets known from historical sampling programs.

On the Bonikro ML and EL no work programs were undertaken.

Agbaou

Agbaou produced 15,855 ounces of gold during the three months ended June 30, 2024, compared to 18,663 ounces in the corresponding quarter of the previous year. The decrease is predominantly due to the impact of the observed in-country power issues noted in more detail below. Agbaou demonstrated its operating mining capacity, which significantly exceed processing levels affected by the intermittent grid power issues, all of which were rectified during the quarter by the mobilization and installation of generators, noted in more detail below. Had the power delivery issues not occurred, the Company expects that production at Agbaou would have been higher by approximately 3,450 ounces of gold. With most mine pits nearing the end of the pushback cycle, improvements in stripping ratios, ore mined, and grades have been noted, with expectations for continued enhancements in upcoming quarters. In particular, the upcoming mining sequence and the mining of South Sat 3 will result in increased grades, which contribute to the expected and guided strong second half of the year production. The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher ratio of fresh material mining, contributing to reduced mining rates. The decreased mill throughput resulted from lower ore availability and the processing of harder ore compared to the same quarter last year, though recoveries benefited from the resultant extended leach contact time due to lower throughput.

A series of actions continue to enhance mining performance at Agbaou, including improvements to the dewatering infrastructure and better management of the mining contractor. The Company is also studying processing plant upgrades to increase ore feed flexibility. Furthermore, efforts to develop new oxide deposits like Agbale have been accelerated, with mining currently underway.

Gold sales during the quarter were generally in line with production.

Costs for the second quarter were impacted by the inclusion of Agbale ounces, and in particular the costs of sustaining capital expenditures related to its development, which are disproportionate to the production levels. However, with the Côte D’Ivoire complex now being with the same contractor, the Company expects synergies and the reduction of costs going forward. At Agbaou, expected cost reductions are to be achieved through the normalization of production after the aforementioned contractor changeover in the first quarter, process optimizations, and the normalization of the power matters. Had the power delivery issues not occurred, the Company expects that production at Agbaou would have been higher by approximately 3,450 ounces of gold.

The Company remains confident on meeting its annual mine plan. The blend ratio feeding the Agbaou plant remains critical with quality oxide ore, which resulted in accelerating the mining plan of Agbale Phase 2 into production, which has continuously delivered on grade, and has provided significant flexibility in the first quarter for the Agbaou plant blended ore requirements.

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting a total gold production strategic goal of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026.

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During the quarter, extensive Mineral Resource and exploration drilling activities were undertaken on Agbaou's mining licenses, with 65 holes for a total of 8,003 metres.

At Agbaou, exploratory drilling at North Pit Extension was completed, with core drilling demonstrating deeper extensions of fresh rock mineralisation. First pass drilling was completed at the Agbaou South prospect, with initial intersections generated in line with historical RC drilling. A program of core drilling is underway to better understand the controls on mineralisation and better target follow-up drilling.

The exploration work and focus at both Agbaou and Bonikro continue to align with the Company's strategic aim to establish a sustainable production platform of 180,000 to 200,000 oz per annum over a mine life of more than 10 years.

Progress at Kurmuk

During the second quarter, resource drilling was focused on a scout drilling exercise at the Tsenge prospect on the Mestefinfin Exploration Licence , and a total of 15 holes for 4,001 metres was drilled. At quarter end the program was 21% complete for 26 of a revised program of 125 planned holes.

On April 10, 2024 a press release titled, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production" was released. This release highlighted extended mineralisation at Tsenge Ridge, high economic potential, and it confirmed high-grade sources.

Mapping, channel sampling and core drilling during the quarter on the Tsenge prospect area continued to produce success and generate economic widths and gold grades in both drill road face channels and core holes. An approximate 1 kilometre area has been defined at the Setota Target as the primary area of interest for infill drilling, between the initial 200 metre spaced drill fences and the will the primary focus of the exploratory drilling in the third and fourth quarters.

On June 26, 2024, a press release titled, "Allied Gold provides update on continued exploration success and project development at Kurmuk" was released. This release highlights the high prospectivity at both Dish Mountain and Tsenge, and supports the Company’s objective to deliver significant Mineral Reserves and Mineral Resource growth from areas that can extend and improve Kurmuk’s initial mine life and production profile. Cumulative exploration results at the Tsenge Project highlight the potential for significant additional economic mineralisation within the project area, reinforcing Allied’s vision that Kurmuk and the surrounding 1,269 km2 of exploration leases represent the potential for a new gold mineral province in Western Ethiopia. Additionally, key project advancements in recent months build upon the planning and preparation activities started in late 2023. These include the progress of the Engineering, Procurement and Construction Management Early Works contract under DRA Global Limited, the ongoing procurement of long-lead items and services, including the ball mill in addition to the already owned SAG mill, and the tendering process for contract mining and bulk earthworks, among others.

The Company continues to advance the project with a target production start date in mid-2026.

For three months ended June 30, 2024	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	51,784	50,509	$1,221	$1,179	$1,241
Bonikro Gold Mine	20,496	19,036	$1,814	$1,248	$1,515
Agbaou Gold Mine	15,855	15,066	$2,304	$2,079	$2,336
Total	88,135	84,611	$1,547	$1,355	$1,498

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FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the second quarter 2024 are outlined in the following tables.

(In thousands of US Dollars, except for shares and	For three months ended June 30,		For six months ended June 30,
per share amounts) (Unaudited)	2024	2023	2024	2023
Revenue	$195,614	$145,012	$370,681	$299,332
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(117,893)	(110,962)	(241,206)	(233,853)
Gross profit excluding depreciation and amortization(1)	$77,721	$34,050	$129,475	$65,479
DDA	(13,004)	(8,575)	(27,139)	(17,714)
Gross profit	$64,717	$25,475	$102,336	$47,765
General and administrative expenses	$(15,240)	$(11,273)	$(29,401)	$(21,898)
Gain (loss) on revaluation of call and put options	—	4,454	—	(5,546)
Loss on revaluation of financial instruments and embedded derivatives	(2,099)	(667)	(3,882)	(1,813)
Other (losses) income	(4,214)	343	(7,629)	387
Net earnings before finance costs and income tax	$43,164	$18,332	$61,424	$18,895
Finance costs	(7,082)	(6,773)	(12,719)	(12,712)
Net earnings before income tax	36,082	11,559	48,705	6,183
Current income tax expense	$(18,894)	$(6,387)	$(27,380)	$(19,923)
Deferred income tax expense	(769)	(1,234)	(5,748)	(1,683)
Net earnings (loss) and total comprehensive earnings (loss) for the period	$16,419	$3,938	$15,577	$(15,423)

Earnings (loss) and total comprehensive earnings (loss) attributable to:
Shareholders of the Company	$8,298	$1,147	$2,613	$(19,286)
Non-controlling interests	8,121	2,791	12,964	3,863
Net earnings (loss) and total comprehensive earnings (loss) for the period	$16,419	$3,938	$15,577	$(15,423)

Net earnings (loss) per share attributable to shareholders of the Company
Basic and Diluted	$0.03	$0.01	$0.01	$(0.11)

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(In thousands of US Dollars, except per share	For three months ended June 30,		For six months ended June 30,
amounts)	2024	2023	2024	2023
Net Earnings (Loss) attributable to Shareholders of the Company	$8,298	$1,147	$2,613	$(19,286)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.03	$0.01	$0.01	$(0.11)
(Gain) loss on revaluation of call and put options	—	(4,454)	—	5,546
Loss on revaluation of financial instrument	2,099	667	3,882	1,813
Foreign exchange	568	—	832	1,558
Share-based compensation	2,011	3,686	4,138	3,687
Other adjustments	2,881	(1,798)	4,963	(3,641)
Tax adjustments	(3)	—	351	—
Total increase (decrease) to Attributable Net Earnings (Loss)(2)	$7,556	$(1,899)	$14,166	$8,963
Total increase (decrease) to Attributable Net Earnings (Loss)(2) per share	$0.03	$(0.01)	$0.06	$0.05
Adjusted Net Earnings (Loss)(1)	$15,854	$(752)	$16,779	$(10,323)
Adjusted Net Earnings (Loss)(1) per Share	$0.06	$(0.01)	$0.07	$(0.03)

Second Quarter 2024 Conference Call

The Company will host a conference call and webcast on Friday, August 9, 2024 at 9:00 a.m. ET.

Toll-free dial-in number (Canada/US):	1-800-898-3989
Local dial-in number:	416-406-0743
Toll Free (UK):	00-80042228835
Participant passcode:	5324345#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	6354190#

The conference call replay will be available from 12:00 p.m. EST on August 10, 2024, until 11:59 p.m. ET on September 8, 2024.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

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For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

(2)	Net earnings and adjustments to net earnings represent amounts attributable to Allied Corporate equity holders.

(3)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and upon completion of certain commitments such as public road upgrades and the installation of a power line.

(4)	Calculated on a 1,000,000 exposure-hour basis.

(5)	Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold;

•	Gross profit excluding DA;

•	Sustaining, Expansionary and Exploration Capital Expenditures;

•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and

•	EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

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CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

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The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

(In thousands of US Dollars, unless	For three months ended June 30, 2024				For three months ended June 30, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$24,064	$33,584	$60,245	$117,893	$23,731	$34,708	$52,525	$110,964
DA	10,476	1,126	1,402	13,004	5,521	938	2,115	8,574
Cost of Sales	$34,540	$34,710	$61,647	$130,897	$29,252	$35,646	$54,640	$119,538
Cash Cost Adjustments
DA	$(10,476)	$(1,126)	$(1,402)	$(13,004)	$(5,521)	$(938)	$(2,115)	$(8,574)
Exploration Expenses	(213)	(2,254)	(587)	(3,054)	(237)	(2,235)	(2,213)	(4,685)
Agbaou Contingent Consideration	—	36	—	36	—	802	—	802
Silver by-Product credit	(87)	(48)	(127)	(262)	(121)	(40)	(73)	(234)
Total Cash Costs(1)	$23,764	$31,318	$59,531	$114,613	$23,373	$33,235	$50,239	$106,847

AISC(1) Adjustments
Reclamation & Remediation Accretion	$218	$318	$561	$1,097	$171	$241	$452	$864
Exploration Capital	2,090	—	—	2,090	837	—	—	837
Exploration Expenses	213	2,254	587	3,054	237	2,235	2,213	4,685
Sustaining Capital Expenditures	2,559	1,269	1,998	5,826	630	1,969	3,066	5,665
IFRS 16 Lease Adjustments	—	30	—	30	—	28	—	28
Total AISC(1)	$28,844	$35,189	$62,677	$126,710	$25,248	$37,708	$55,970	$118,926

Gold Ounces Sold	19,036	15,066	50,509	84,611	21,782	17,727	35,864	75,373

Cost of Sales per Gold Ounce Sold	$1,814	$2,304	$1,221	$1,547	$1,343	$2,011	$1,524	$1,586
Cash Cost(1) per Gold Ounce Sold	$1,248	$2,079	$1,179	$1,355	$1,073	$1,875	$1,401	$1,418
AISC(1) per Gold Ounce Sold	$1,515	$2,336	$1,241	$1,498	$1,159	$2,127	$1,561	$1,578

(In thousands of US Dollars, unless	For six months ended June 30, 2024				For six months ended June 30, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$54,285	$71,948	$114,973	$241,206	$50,612	$70,660	$112,580	$233,852
DA	20,315	3,460	3,364	27,139	12,336	1,804	3,575	17,715
Cost of Sales	$74,600	$75,408	$118,337	$268,345	$62,948	$72,464	$116,155	$251,567
Cash Cost Adjustments
DA	$(20,315)	$(3,460)	$(3,364)	$(27,139)	$(12,336)	$(1,804)	$(3,575)	$(17,715)
Exploration Expenses	(387)	(4,871)	(2,626)	(7,884)	(407)	(4,034)	(3,863)	(8,304)
Agbaou Contingent Consideration	—	719	—	719	—	1,600	—	1,600
Silver by-Product credit	(201)	(92)	(227)	(520)	(227)	(82)	(137)	(446)
Total Cash Costs(1)	$53,697	$67,704	$112,120	$233,521	$49,978	$68,144	$108,580	$226,702

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$436	$636	$1,121	$2,193	$343	$482	$905	$1,730
Exploration Capital	3,740	—	—	3,740	1,605	—	—	1,605
Exploration Expenses	387	4,871	2,626	7,884	407	4,034	3,863	8,304
Sustaining Capital Expenditures	7,585	2,215	2,468	12,268	1,914	3,030	4,663	9,607
IFRS 16 Lease Adjustments	—	56	—	56	—	56	—	56
Total AISC(1)	$65,845	$75,482	$118,335	$259,662	$54,247	$75,746	$118,011	$248,004

Gold Ounces Sold	40,340	34,030	95,377	169,747	44,379	36,094	78,375	158,848

Cost of Sales per Gold Ounce Sold	$1,849	$2,216	$1,241	$1,581	$1,418	$2,008	$1,482	$1,584
Cash Cost(1) per Gold Ounce Sold	$1,331	$1,990	$1,176	$1,376	$1,126	$1,888	$1,385	$1,427
AISC(1) per Gold Ounce Sold	$1,632	$2,218	$1,241	$1,530	$1,222	$2,099	$1,506	$1,561

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GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on page 10 of this press release and in Section 1: Highlights and Relevant Updates of the Company’s MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

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•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,

•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,

•	Non-recurring provisions,

•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net Earnings (Loss) can be found on pages 10 and 11 of this press release and in Section 1: Highlights and Relevant Updates of the Company’s MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Non-recurring provisions,

•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

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Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2024	2023	2024	2023
Net Earnings (Loss)	$16,419	$3,938	$15,577	$(15,423)
Finance (income) costs, net	$7,082	$6,773	$12,719	$12,712
DDA	13,004	8,575	27,139	17,714
Current income tax expense	18,894	6,387	27,380	19,923
Deferred income tax (expense) recovery	769	1,234	5,748	1,683
EBITDA(1)	$56,168	$26,907	$88,563	$36,609

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2024	2023	2024	2023
EBITDA(1)	$56,168	$26,907	$88,563	$36,609
(Gain) loss on revaluation of call and put options	—	(4,454)	—	5,546
Loss on revaluation of financial instrument	2,099	667	3,882	1,813
Impairment of exploration and evaluation asset	—	—	—	—
Foreign exchange	568	—	832	1,558
Share-based compensation	2,011	3,686	4,138	3,687
Other adjustments	2,881	(1,798)	4,963	(3,641)
Adjusted EBITDA(1)	$63,727	$25,008	$102,378	$45,572

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

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•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

•	the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

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Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources as defined in accordance with NI 43-101. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss; and

•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

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The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation, an employee of Allied	Steve Craig of Orelogy Consulting Pty Ltd., an employee of Allied

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

Notes:

•	Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101.

•	Shown on a 100% basis.

•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.

•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project.

Sadiola Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 3%

•	A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Sadiola Main and $1500/oz (revenue factor 1.00) for FE3, FE4, Diba, Tambali and Sekekoto.

•	The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.31 g/t to 0.73 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

•	Includes an allowance for mining dilution at 18% and ore loss at 2%

•	A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Ashashire and $1440/oz (revenue factor 0.96) for Dish Mountain.

•	The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 5%

•	A base gold price of $1500/oz was used for the Mineral Reserves for the Bonikro pit:

◦	With the selected pit shell using a value of $1388/oz (revenue factor 0.925).

◦	Cut-off grades vary from 0.68 to 0.74 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

•	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:

◦	With the selected pit shell using a value of $1800/oz (revenue factor 1.00).

◦	Cut-off grades vary from 0.58 to 1.00 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

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Agbaou Mine:

•	Includes an allowance for mining dilution at 26% and ore loss at 1%

•	A base gold price of $1500/oz was used for the Mineral Reserves for the:

◦	Pit designs (revenue factor 1.00) apart from North Gate (Stage 41) and South Sat (Stage 215) pit designs which used a higher short term gold price of $1800/oz and account for 49 koz or 10% of the Mineral Reserves.

◦	Cut-off grades which range from 0.49 to 0.74 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.

•	Shown on a 100% basis.

•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	Are listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell and depleted to 31 December 2023.

•	Rounding of numbers may lead to discrepancies when summing columns.

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